   As filed with the Securities and Exchange Commission on October 11, 2001

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                  SCHEDULE TO
                                (Rule 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 4)

                               -----------------
                      Sensormatic Electronics Corporation
                      (Name of subject company (issuer))

                               -----------------
                            Tyco International Ltd.
                                      and
                       Tyco Acquisition Corp. XXIV (NV)
                                  (Offerors)

                (Names of filing persons (identifying status as
                       offeror, issuer or other person))

                    Common Stock, par value $0.01 per share
                        (Title of class of securities)

                                   817265101
                     (CUSIP number of class of securities)

                                Mark H. Swartz
                       c/o Tyco International (US) Inc.
                                 One Tyco Park
                          Exeter, New Hampshire 03833
                                (603) 778-9700
 (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                               -----------------
                                  Copies To:

 Abbe L. Dienstag, Esq.   Meredith B. Cross, Esq.        Fati Sadeghi, Esq.
Kramer Levin Naftalis &  Wilmer, Cutler & Pickering   Senior Corporate Counsel
      Frankel LLP           2445 M Street, N.W.     Tyco International (US) Inc.
    919 Third Avenue       Washington, D.C. 20037          One Tyco Park
New York, New York 10022       (202) 663-6000       Exeter, New Hampshire 03833
     (212) 715-9100                                        (603) 778-9700

                               -----------------

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X]third-party tender offer subject to Rule 14d-1.
       [_]issuer tender offer subject to Rule 13e-4.
       [_]going-private transaction subject to Rule 13e-3.
       [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               -----------------

   This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed by Tyco International Ltd., a Bermuda company, and Tyco Acquisition Corp. XXIV (NV), a Nevada corporation and a wholly-owned subsidiary of Tyco, with the Securities and Exchange Commission on August 23, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 7, 2001, Amendment No. 2 thereto filed with the Securities and Exchange Commission on September 13, 2001 and Amendment No. 3 thereto filed with the Securities and Exchange Commission on September 26, 2001. The Schedule TO relates to the offer by Tyco Acquisition to exchange a fraction of a common share of Tyco, par value $0.20 per share, for each outstanding share of common stock, par value $0.01 per share, of Sensormatic Electronics Corporation, a Delaware corporation. The terms and conditions set forth in the prospectus dated September 10, 2001, amending and restating the prospectus dated August 23, 2001, and in the related letter of transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, and in any amendments or supplements thereto, collectively constitute the offer. The offer is being made pursuant to a merger agreement dated August 3, 2001, between Tyco Acquisition and Sensormatic, including a guarantee by Tyco, as amended.

   On October 11, 2001, Tyco and Sensormatic issued a press release announcing that Tyco Acquisition has accepted for exchange all shares of Sensormatic common stock properly tendered in the offer as of midnight, New York City time, on Wednesday, October 10, 2001. The approximately 83 million shares of Sensormatic common stock accepted for exchange by Tyco Acquisition constitute approximately 86% of the total number of fully-diluted Sensormatic common shares as of such date.

   Tyco also announced that Tyco Acquisition is providing a subsequent offering period for all remaining Sensormatic common shares which will expire at 5:00 p.m., New York City time, on Wednesday, October 17, 2001 unless further extended. All shares tendered during this subsequent offering period will be promptly accepted for exchange. There will be no withdrawal rights during this subsequent offering period.

   On October 11, 2001, Sensormatic reconstituted its Board of Directors pursuant to the merger agreement. All previous members of the Sensormatic Board of Directors resigned, with the exception of Ronald G. Assaf and John T. Ray, Jr. In addition, the following designees of Tyco were appointed to the Sensormatic Board of Directors: L. Dennis Kozlowski, Mark H. Swartz, Mark A. Belnick, Jerry R. Boggess, Jeffrey D. Mattfolk, M. Brian Moroze and Michael Robinson.

   A copy of the press release is incorporated by reference into this Schedule TO as Exhibit (a)(13).

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

   Item 12 is amended by adding the following exhibit:

(a)(13) Press Release issued by Tyco International Ltd. and Sensormatic Electronics Corporation on
        October 11, 2001 (incorporated by reference to the filing by Tyco International Ltd. on Form 425 on
        October 11, 2001)

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2001

                                          TYCO INTERNATIONAL LTD.

                                             /S/ MARK H. SWARTZ
                                          By:
                                             -----------------------------------
                                             Mark H. Swartz
                                             Executive Vice President and
                                             Chief Financial Officer
                                             (Principal Accounting and
                                             Financial Officer)

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2001

                                          TYCO ACQUISITION CORP. XXIV (NV)

                                             /S/ MARK H. SWARTZ
                                          By:
                                             -----------------------------------
                                             Mark H. Swartz
                                             Vice President

                                 EXHIBIT INDEX


Exhibit
Number
------

(a)(13) Press Release issued by Tyco International Ltd. and Sensormatic Electronics Corporation on
        October 11, 2001 (incorporated by reference to the filing by Tyco International Ltd. on Form 425 on
        October 11, 2001)